Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-269293)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on February 9, 2023, in which we, as the Lead Managing Underwriter, requested the acceleration of the effective date of the above-captioned Registration Statement for February 9, 2023 at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

Spartan Capital Securities LLC

By: /s/ Jason Diamond
Name: Jason Diamond
Title: Head of Investment Banking